SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04012057

SUPPL

04 JAN 13 AM 7:21

24 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 23 December 2003, Re: Silverstone Corporation Berhad ("SCB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the SCB Group pursuant to the corporate and debt restructuring exercise of the SCB Group for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 23/12/2003 06:00:16 PM
Reference No SC-031223-6F41D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")
PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
ISSUED BY THE SCB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE SCB GROUP ("SCB SCHEME")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by SCB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the SCB Group to the SCB Scheme Creditors.

The global economy for the year 2003 was adversely affected by the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome, thereby affecting consumer and business sentiments in the regional economies. Against the backdrop of concerns of the possibility of the weakening of the global economy, there was limited scope of possible buyers for the assets of SCB under the divestment programme of the SCB Scheme. This in turn had affected SCB's repayment obligations to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders").

In the light of the aforesaid, the Board of Directors of SCB wishes to announce that the SCB Group had issued notices of meetings dated 22 December 2003 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and approval of the relevant Bondholders and relevant SPV Debt Holders to vary the redemption date for the Bonds ("Redemption Date") and the scheduled date for the repayment of the SPV Debts ("Repayment Date"), both of 31 December 2003 ("Proposed Variation"). With the Proposed Variation, the management of SCB anticipates that it will be better placed to negotiate better prices for the assets which are proposed to be disposed in anticipation of improving domestic and world economic outlook.

SILVERSTONE CORPORATION BERHAD (41515-I
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

2 3 DEC 2003

2. DETAILS OF THE PROPOSED VARIATION

The Proposed Variation involves the variation of the Redemption Date and the Repayment Date of 31 December 2003 to the proposed redemption dates of 31 December 2003, /31 March 2004 and 31 December 2004 ("Proposed Redemption Dates") and the proposed repayment dates of 31 December 2003, 31 March 2004 and 31 December 2004 ("Proposed Repayment Dates") at the respective redemption/repayment amounts ("Proposed Redemption Amount" and "Proposed Repayment Amount" respectively) as set out in Table I-Bonds and Table II-SPV Debts.

It is proposed that interest shall be paid for the delay in payment at 1% above the issue YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amount/Repayment Amount which is delayed from (and including) the Redemption Date/Repayment Date up to the Proposed Redemption Dates/Proposed Repayment Dates (excluding the day upon which payment is made), details of which are set out in Table III-Bonds and Table IV-SPV Debts.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amount/Proposed Repayment Amount on the Proposed Redemption Dates/Proposed Repayment Dates.

3. APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM"), in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meetings to be convened for the Proposed Variation.

The Meetings of the Bondholders and the SPV Debt Holders are scheduled to be held on 12 January 2004.

Unless the context otherwise requires, terms and references defined in the Circular to Shareholders dated 9 January 2003 in respect of the SCB Scheme shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Category	Redemption Date	Redemption Amount (RM)	Proposed Redemption Dates	Proposed Redemption Amount (RM)
Class B	31 Dec 2003	21,548,707	31 Dec 2003	10,370,129
			31 Mar 2004	1,044,287
			31 Dec 2004	10,134,291

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

2 9 DEC 2003

Table II-SPV Debts

Category	Repayment Date	Repayment Amount (USD)	Proposed Repayment Dates	Proposed Repayment Amount (USD).
Class B (a) Tranche I	31 Dec 2003	13,970,200	31 Dec 2003	6,723,038
			31 Mar 2004	677,020
			31 Dec 2004	6,570,142
Class B (a) Tranche II	31 Dec 2003	592,718	31 Dec 2003	285,240
			31 Mar 2004	28,724
			31 Dec 2004	278,754
Class B (b)	31 Dec 2003	1,595,880	31 Dec 2003	768,003
			31 Mar 2004	77,340
			31 Dec 2004	750,537

Table III-Bonds

Category	**(A) Issue YTM rate per annum (%) under the SCB Scheme**	**(B) Late Payment rate per annum (%) for the delay**	**(A) + (B) = (C) Applicable interest per annum (%) for the Proposed Variation**
Class B	4.75	1.00	5.75

Table IV-SPV Debts

Category	**(A) Issue YTM rate per annum (%) under the SCB Scheme**	**(B) Late Payment rate per annum (%) for the delay**	**(A) + (B) = (C) Applicable interest per annum (%) for the Proposed Variation**
Class B (a) - Tranche I	4.00	1.00	5.00

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

2 3 [illegible]

Class B (a) - Tranche II	4.00	1.00	5.00
Class B (b)	4.00	1.00	5.00

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as [illegible] MARKETING BERHAD)

....
Secretary

23 DEC 2003